Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and
(ii)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: January 28, 2019

SVA Plumb Wealth Management, LLC

By: /s/ Maureen E. Hansen

Name: Maureen E. Hansen

Title: President

SVA Plumb Financial, LLC

By: /s/ Carl E. Schultz

Name: Carl E. Schultz

Title: Chairman of Board